UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Delaware Investments Arizona Municipal Income Fund (VAZ)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

246100101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 246100101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  413,064

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  413,064

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

413,064

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

13.85%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 413,064 shares of Delaware Investments Arizona Municipal Income Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 13.85% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Delaware Investments Arizona Municipal Income Fund fits the investment guidelines for various Accounts. Shares have been acquired since July 18, 2007.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 413,064 shares or 13.85% of the outstanding shares. George W. Karpus presently owns 11,641 shares. Mr. Karpus purchased shares on August 19, 2010 at $12.82 (1,800 shares), August 20, 2010 at $12.82 (200 shares), and on November 16, 2010 at $12.54 (9,641 shares). JoAnn Van Degriff presently owns 4,899 shares. Mrs. Van Degriff Purchase shares on November 9, 2010 at $13.12 (899 shares), November 10, 2010 at $13.04 (2,200 shares), November 11, 2010 at $12.95 (800 shares), November 12, 2010 at $12.80 (400 shares), November 15, 2010 at $12.66 (400 shares), and on November 16, 2010 at $12.54 (200 shares). Karpus Investment Management Profit Sharing Plan presently owns 2,257 shares. The plan purchased shares on August 23, 2010 at $12.82 (1,847 shares), August 24, 2010 at $12.82 (310 shares), and on August 26, 2010 at $12.87 (100 shares). None of the other principals of KIM presently own shares of VAZ.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 10/11/2010 1  $13.28
 10/12/2010 2600  $13.29
 10/13/2010 3000  $13.24
 10/14/2010 5000  $13.24
 10/18/2010 2384  $13.22
 10/19/2010 140  $13.20
 10/20/2010 900  $13.20
 10/21/2010 3108  $13.20
 10/22/2010 400  $13.22
 10/25/2010 4700  $13.30
 10/29/2010 7406  $13.23
 11/1/2010 17024  $13.20
 11/2/2010 1548  $13.16
 11/3/2010 1213  $13.16
 11/8/2010 1777  $13.16
 11/9/2010 1299  $13.12
 11/10/2010 31170  $13.04
 11/11/2010 8610  $12.95
 11/12/2010 4845  $12.80
 11/15/2010 4671  $12.66
 11/16/2010 15745  $12.54
 11/17/2010 200  $12.42
  12/7/2010 17698  $12.69
 12/8/2010 5804  $12.70
 12/9/2010 10436  $12.66
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the VAZ securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased VAZ for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a proposal letter to the Fund on November 22, 2010. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   December 17, 2010

EXHIBIT 1
Proposal Letter to the Fund
Transmitted November 22, 2010

David F. Connor, Secretary         November 22, 2010
Delaware Investments
One Commerce Square
2005 Market Street, 26th Floor
Philadelphia, Pennsylvania 19103-7094

Re: Delaware Investments Arizona Municipal Income Fund, Inc. ("VAZ" or the "Fund")

Mr. Connor:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 600 shares of common stock, cusip no. 246100101, of Delaware Investments Arizona Municipal Income Fund, Inc. ("VAZ" or the "Fund"). Karpus submits the enclosed shareholder proposal (the "Proposal") requesting the Board of Trustees to promptly consider merging or recommending the Fund to be acquired by an open-end fund with similar investment objectives. Karpus hereby submits the Proposal for inclusion in the Fund's proxy statement that VAZ plans to circulate to its shareholders in advance of the announced special meeting announced to be held on February 25, 2011, or any postponement or adjournment thereof (the "Special Meeting"). Karpus submits this Proposal pursuant to Securities and Exchange Commission Rule 14a-8.

Karpus has continuously held at least $2,000 in market value of VAZ common stock for at least a one year period prior to the date of the submission of this Proposal. Karpus will attach under separate cover a letter from U.S. Bank N.A., as well as a written statement from the "record" holder of the referenced 600 shares, confirming such continuous ownership of VAZ securities. Karpus intends to hold the shares referenced in the letters to be forwarded through the date of the Special meeting.

Please advise us immediately if this notice is deficient in any way or additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely, Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED: The shareholders request the Board of Trustees to promptly consider merging or recommending that the Fund be acquired by an open-end fund with similar investment objectives.

SUPPORTING STATEMENT

Karpus submits this proposal in response to the Board's recently announced decision to approve a proposal providing for the reorganization of Delaware Investments Arizona Municipal Income Fund, Inc. ("VAZ" or the "Fund") into the Delaware Investments National Municipal Income Fund ("VFL"). As of November 19, 2010, the date of VAZ's press release announcing the proposed merger, VAZ traded at a 8.30% discount to net asset value and VFL traded at a 7.66% discount to NAV (Source: Bloomberg). Given VAZ's investment objective, coupled with VFL's recent investment objective changes (from a Florida focused fund to a national focused fund), we adamantly feel that the proposed merger is not in the best interests of the Fund's shareholders.

We feel that had both VAZ and VFL surveyed shareholders prior to the proposed merger, they would have found that shareholders would overwhelmingly had supported the merger of VAZ into an open-end fund rather than forcing an Arizona municipal bond focused portfolio into a nationally focused portfolio still in transition from a Florida focused objective. Overall, we feel that merging VAZ into VFL would therefore cause VFL to be severely over-allocated to Arizona and would unduly subject all shareholders of both funds to the unncessary transaction costs associated with bringing the account in line with a diversified national portfolio.

Consequently, we believe that the shareholders of VAZ would be better served by merging our fund into a similar open-end fund, such as the Delaware Tax-Free Arizona Fund ("VAZIX"). If VAZ were to merge into such an open-end fund, shareholders of VAZ would benefit in the following ways:

  1. The fund would maintain its current investment objective of providing current income exempt from federal income tax and from the personal income tax of Arizona, consistent with the preservation of capital.

  2. The investment profile of the combined funds would remain similar, as VAZ and VAZIX contain approximately 50% of the exact same securities; and

  3. Shareholders would be afforded daily liquidity at net asset value.

Additionally, existing shareholders of an open-end fund such as VAZIX would also benefit from such a merger through efficiencies of scale.

Given the rationale outlined above, we believe the Board of Trustees should promptly consider taking the steps necessary to allow our fund to merge with or be acquired by an open-end fund with similar investment objectives.

As your fellow shareholder, Karpus strongly urges your support for our proposal.